UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 22, 2023

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

SRIVARU Holding Limited

Coimbatore, India – On December 19, 2023, SRIVARU Holding Limited (“SRIVARU” or “SVH”) received notice from the Investors party to the Securities Purchase Agreement dated November 7, 2023 (the “SPA”), that the below condition had been met under the SPA, requiring SRIVARU to issue 5,000,000 ordinary shares to the Investors: (i) the VWAP (as defined in the SPA) of any five (5) trading days in any consecutive ten (10) day period is equal to or less than $0.50. On December 22, 2023, SRIVARU instructed its transfer agent to issue the 5,000,000 ordinary shares as instructed by the Investors. Subject to this share issuance, the total number of outstanding ordinary shares of SRIVARU will be 37,326,763.

Employment Agreements and Indemnification Agreements

SVH has entered into employment agreements with its Chief Executive Officer and Chief Financial Officer that became effective as of December 8, 2023, the closing date of the business combination with Mobiv Acquisition Corp.

Mohanraj Ramaswamy Employment Agreement

Mr. Ramaswamy’s employment agreement has an initial term extending through March 31, 2026, which will be renewed automatically on an annual basis thereafter unless either party gives 90 days’ notice of termination prior to the end of the term. Pursuant to the employment agreement, Mr. Ramaswamy serves as the Chief Executive Officer of SVH. The employment agreement entitles Mr. Ramaswamy to receive an annual base salary equal to $271,000, an annual target bonus equal to 25% of his base annual salary (currently $67,750) subject to the terms and conditions of the annual bonus plan adopted by the board, and an additional performance bonus of $24 million, payable in ordinary shares of the Company in four tranches of 25% (collectively, the “Additional Bonus Shares”), each of which is payable upon the successful completion of each of the following four milestones: (1) when the Company completes a strategic battery supplier agreement for continued battery supply for the Company’s product lines; (2) when the PRANA Elite is approved by the required government authorities and officially launched into the targeted market; (3) once the ALIVE product is approved by the required government authorities and officially launched into the targeted market; and (4) once the PRANA Class product is approved by the required government authorities and officially launched into the targeted market. The Additional Bonus Shares shall be deemed fully allocated, vested and owned by Mr. Ramaswamy in the event of a termination of his employment for any reason whatsoever.

Under the employment agreement, if the Company terminates Mr. Ramaswamy without “cause” or Mr. Ramaswamy resigns for “good reason” (as each such term is defined in the employment agreement), subject to Mr. Ramaswamy’s execution of a release of claims in favor of the Company, Mr. Ramaswamy will be entitled to receive (i) 12 months’ base salary, (ii) his target annual bonus for the year of termination, and (iii) continued medical coverage paid by the Company for 18 months following such qualifying termination.

Weng Kiat (Adron) Leow Employment Agreement

Mr. Leow’s employment agreement has an initial term extending through March 31, 2026, which will be renewed automatically on an annual basis thereafter unless either party gives 90 days’ notice of termination prior to the end of the term. Pursuant to the employment agreement, Mr. Leow serves as the Chief Financial Officer of SVH. The employment agreement entitles Mr. Leow to receive an annual base salary equal to $216,000, a signing bonus of $24,000, and an annual target bonus equal to 25% of his base annual salary (currently $54,000) subject to the terms and conditions of the annual bonus plan adopted by the board.

Under the employment agreement, if the Company terminates Mr. Leow without “cause” or Mr. Leow resigns for “good reason” (as each such term is defined in the employment agreement), subject to Mr. Leow’s execution of a release of claims in favor of the Company, Mr. Leow will be entitled to receive (i) 12 months’ base salary, (ii) his target annual bonus for the year of termination, and (iii) continued medical coverage paid by the Company for 18 months following such qualifying termination.

Director & Officer Indemnity Agreements

SVH has entered into indemnification agreements with each of its current directors and executive officers, and plans on entering into indemnification agreements with each director that joins the board. Under these agreements, SVH may agree to indemnify its directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of SVH.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 22, 2023
SRIVARU Holding Limited

/s/ Mohanraj Ramaswamy
Chief Executive Officer